

Innovative Therapeutix, Inc. with trade name "LullaFeed"
(the "Company")
a Kentucky Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Innovative Therapeutix, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 5, 2024

INNOVATIVE THERAPEUTIX, INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	35,049	443,485
Other Current Assets	-	-
Total Current Assets	35,049	443,485
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	35,049	443,485
LIABILITIES AND EQUITY		
Current Liabilities:		
Notes Payable - Convertible	410,000	-
Interest Payable	89,890	-
Total Current Liabilities	499,890	-
Non-Current Liabilities:		
Notes Payable - Convertible	-	400,000
Notes Payable - SAFE	125,000	125,000
Interest Payable	-	49,882
Total Non-Current Liabilities	125,000	574,882
TOTAL LIABILITIES	624,890	574,882
EQUITY		
Capital Stock	183,500	158,500
Retained Earnings	(289,897)	(188,440)
Profit(Loss) for the period	(483,445)	(101,457)
TOTAL EQUITY	(589,842)	(131,397)
TOTAL LIABILITIES AND EQUITY	35,049	443,485

INNOVATIVE THERAPEUTIX, INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenue		
Sales	-	-
Cost of Good Sold	-	-
Gross Profit	-	-
Operating Expenses		
Payroll Expenses	-	-
General and Administrative	477,536	101,457
Advertising & Marketing	5,909	-
Total Operating Expenses	**483,445**	**101,457**
Total Loss from Operations	**(483,445)**	**(101,457)**
Other Income/Expense		
Other Income	-	-
Other Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	**(483,445)**	**(101,457)**
Provision for Income tax	-	-
Net Income (Loss)	**(483,445)**	**(101,457)**

INNOVATIVE THERAPEUTIX, INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(483,445)	(101,457)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Interest Payable	40,008	32,416
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	40,008	32,416
Net Cash provided by (used in) Operating Activities	(443,437)	(69,041)
INVESTING ACTIVITIES	-	-
Other investing activities	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Capital Contribution	25,000	-
Notes Payable - Convertible	10,000	250,000
Notes Payable - SAFE	-	100,000
Net Cash provided by (used in) Financing Activities	35,000	350,000
Cash at the beginning of period	443,485	162,526
Net Cash increase (decrease) for period	(408,437)	280,960
Cash at end of period	35,049	443,485

INNOVATIVE THERAPEUTIX, INC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount		
Beginning balance at 1/1/22	200	158,500	(188,440)	(29,940)
Net income (loss)	-	-	(101,457)	(101,457)
Ending balance at 12/31/22	200	158,500	(289,897)	(131,397)
Additional Capital Contribution	-	25,000	-	25,000
Net income (loss)	-	-	(483,445)	(483,445)
Ending balance at 12/31/23	200	183,500	(773,342)	(589,842)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Innovative Therapeutix, Inc. was formed in Kentucky on June 27, 2017. The Company plans to earn revenue by selling consumer products related to parenting/infant development. The Company's headquarters is in Louisville, Kentucky. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $443,485 and $35,049 in cash as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising & Marketing

Associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other expenses.

General and Administrative	2023	2022
1. Subscription expense	577.79	296.16
2. Legal Fees	41,950.30	50,753.80
3. Office Supplies	105.99	268.76
4. Travel & Entertainment	0.00	327.78
5. Professional & Consultancy Fees	394,831.58	17,379.00
6. Bank Fees	62.5	15.00
7. Interest expense (from Convertible Notes)	40,008.22	32,416.44
Total	477,536.38	101,456.94

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 10% per annum. The notes are convertible into percentage in ownership of the Company.

All issued notes are to be paid on the earlier of (a) the closing of a change of control of the Company or (b) the maturity date of the notes on June 30, 2024.

The maturity date may be extended to such a later date as determined by the lenders and set forth in a written notice delivered to the Company.

Interest Payable - all sourced from the issued convertible notes. Accrued interest shall be payable at the time the Company pays the principal amount of this convertible note, however, if the principal amount of this note is converted to equity then the accrued interest (Interest Payable) shall also follow.

Schedule of the Convertible Notes and Interest Payable as of December 31, 2023

Lender	Principal	Issued date	Maturity date	Interest Payable
1. The Kentucky Science and Technology Corporation	25,000.00	04/25/2019	06/30/2024	11,719.18
2. Richard Hundley	10,000.00	04/18/2019	06/30/2024	4,706.85
3. Gill Holland	5,000.00	04/20/2019	06/30/2024	2,350.68
4. Richard Hundley	10,000.00	04/17/2019	06/30/2024	4,709.59
5. The Kentucky Science and Technology Corporation	100,000.00	10/08/2021	06/30/2024	22,301.37
6. Brian Scott Schaftlein	5,000.00	12/05/2021	06/30/2024	1,035.62
7. Cheryl Bradley	25,000.00	10/27/2021	06/30/2024	5,445.21
8. Leslie Ellis	10,000.00	11/08/2021	06/30/2024	2,145.21

Lender	Principal	Issued date	Maturity date	Interest Payable
9. Rebekkah Rechter	15,000.00	11/12/2021	06/30/2024	3,201.37
10. Richard Hundley	5,000.00	12/14/2021	06/30/2024	1,023.29
11. Terry Cohen	25,000.00	10/29/2021	06/30/2024	5,431.51
12. The Kentucky Science and Technology Corporation	85,000.00	12/14/2021	06/30/2024	17,395.89
13. The Kentucky Science and Technology Corporation	40,000.00	12/15/2022	06/30/2024	4,175.34
14. Todd Stern	40,000.00	12/09/2022	06/30/2024	4,241.10
15. Michael and Meredith Alderson	10,000.00	12/28/2023	06/30/2024	8.22
Total	410,000.00			89,890.43

Simple Agreements for Future Equity (SAFE) note - the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event.

Lender	Principal	Issued date
1. AV-RCP, LP (Render Capital)	100,000.00	10/01/2021
2. Kentucky Science & Technology Corporation	25,000.00	08/08/2021
Total	125,000.00	

NOTE 6 – EQUITY

The Company has authorized 200 of common shares without par value. 200 shares were issued and outstanding as of 2022 and 2023.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 5, 2024, the date these financial statements were available to be issued.

The Company issued convertible notes of $10,000 on February 14, 2024 with interest at 10% due on June 30, 2024.